Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                 December 9, 2005

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

 Re:  Filing of Schedule 13G - Equity Lifestyle Properties


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                  Sincerely,



                                                  Jeffrey A. Ruiz








Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Equity Lifestyle Properties Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    29472R108
                     ---------------------------------------
                                  CUSIP NUMBER


                                November 30, 2005
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A) [ ]
         (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,698,243
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,698,243
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,698,243

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.57%

12. TYPE OF REPORTING PERSON

         BK, HC, CO,

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         RREEF America, L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (A) [ ]
          (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,652,943
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,652,943
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,652,943

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.37%

12. TYPE OF REPORTING PERSON

         IA, CO,

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,100
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  3,100
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.01%

12. TYPE OF REPORTING PERSON

     BK, CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     34,700
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  34,700
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.14%

13. TYPE OF REPORTING PERSON

      IA, CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Investment

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     7,500
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  7,500
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.03%

14. TYPE OF REPORTING PERSON

      IA, CO

Item 1(a).     Name of Issuer:

               EQUITY LIFESTYLE PROPERTIES INC

Item 1(b).     Address of Issuer's Principal Executive Offices:

               TWO N RIVERSIDE PLZ, STE 800, CHICAGO, IL 60606

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act;

                  (b) [x] Bank as defined in section 3(a)(6) of the Act;

                             Deutsche Bank Trust Company Americas

                 (c)   [ ]Insurance Company as defined in section 3(a)(19)
                          of the Act;

                 (d)   [ ] Investment Company registered under section 8
                           of the Investment Company Act of 1940;

                 (e)   [X] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                            RREEF America, L.L.C.
                            Deutsche Investment Management Americas
                            Deutsche Asset Management  Inc.

                 (f)   [ ] An employee benefit plan, or endowment fund in
                           accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)   [X] parent holding company or control person in
                           accordance with Rule 13d-1 (b)(1)(ii)(G);

                           Deutsche Bank AG

                 (h)   [ ] A savings association as defined in section
                           3(b) of the Federal Deposit Insurance Act;

                 (i)   [ ] A church plan that is excluded from the
                           definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.    Ownership.

            (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Subsidiary Item 3                         Classification

       RREEF America, L.L.C.                         Investment Advisor

       Deutsche Bank Trust Company Americas          Bank

       Deutsche Asset Management Inc                 Investment Advisor

       Deutsche Investment Management Americas       Investment Advisor


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/09/05

                                                    DEUTSCHE BANK AG


                                                    By: /s/ Jeffrey A. Ruiz
                                                    Name: Jeffrey A. Ruiz
                                                    Title: Vice President

                                                    By: /s/ Pasquale Antolino
                                                    Name: Pasquale Antolino
                                                    Title: Associate

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/09/05


                                                    RREEF America, L.L.C.

                                                    By: /s/ Peter Pages
                                                    Name: Peter Pages
                                                    Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/09/05


                                       Deutsche Bank Trust Company Americas


                                       By: /s/ Jeffrey A. Ruiz
                                       Name: Jeffrey A. Ruiz
                                       Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/09/05


                                         Deutsche Asset Management Inc.

                                         By: /s/ Jeffrey A. Ruiz
                                         Name: Jeffrey A. Ruiz
                                         Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/09/05


                                        Deutsche Investment Management Americas


                                        By: /s/ Jeffrey A. Ruiz
                                        Name: Jeffrey A. Ruiz
                                        Title: Vice President